Filed by Federal Street Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Agiliti, Inc. (SEC File No. 132-02824)

Commission File No. for the Related Registration Statement: 333-226975

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 30, 2018

FEDERAL STREET ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38153	82-0908890
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Federal Street, 35th Floor
Boston, Massachusetts 02110

(Address of principal executive offices)

Registrant’s telephone number, including area code: (617) 227-1050

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☒   Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 5.07              Submission of Matters to a Vote of Security Holders.

On October 30, 2018, Federal Street Acquisition Corp. (“FSAC”) convened and then adjourned, without conducting any business, the special meeting of stockholders (the “Special Meeting”) to be held in connection with FSAC’s previously announced business combination with UHS Holdco, Inc. (“UHS Holdco”). The only proposal submitted to a vote of the stockholders was the approval of the adjournment of the Special Meeting to a later date or dates. The adjournment proposal is described in detail in FSAC’s definitive proxy statement/prospectus filed with the U.S. Securities and Exchange Commission and mailed to stockholders on October 10, 2018.

As of the close of business on October 4, 2018, the record date for the Special Meeting, there were 57,500,000 shares of Class A common stock, par value $0.0001 per share, and Class F common stock, par value $0.0001 per share (together, the “Common Stock”), outstanding, each of which was entitled to one vote with respect to the adjournment proposal. A total of 51,283,816 shares of Common Stock, representing approximately 89.2% of the outstanding shares of Common Stock entitled to vote, were present in person or by proxy, constituting a quorum to conduct business.

The stockholders approved the adjournment proposal by the votes set forth below:

For	Against	Abstain	Broker Non-Votes
47,652,613	1,622,783	2,098,420	—

Item 7.01              Regulation FD Disclosure.

On October 30, 2018, FSAC and UHS Holdco issued a joint press release announcing that FSAC had convened and then adjourned, without conducting any business, the Special Meeting. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and incorporated herein by reference. The Special Meeting was adjourned for Wednesday, November 14, 2018, at 10:00 a.m. Eastern Time, at the Boston College Club, 100 Federal Street, 36th Floor, Boston, Massachusetts 02110.

On October 30, 2018, FSAC separately announced that, in connection with the adjournment of the Special Meeting, it has extended the deadline for holders of its Class A common stock to submit such shares for redemption to 5:00 p.m. Eastern Time on Monday, November 12, 2018.

In accordance with General Instruction B.2 of Form 8-K, the information under this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall such information, including Exhibit 99.1, be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 9.01              Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated October 30, 2018.

Additional Information and Where to Find It

FSAC filed a definitive proxy statement/prospectus with the SEC on October 10, 2018 for use at the Special Meeting. The definitive proxy statement/prospectus forms part of a Registration Statement on Form S-4 with respect to the securities being issued by Agiliti, Inc. (“Agiliti”) in the transaction (the “Prospectus/Proxy Statement”). The Registration Statement on Form S-4 was declared effective by the SEC on October 10, 2018. The Prospectus/Proxy Statement has been mailed to FSAC stockholders as of the record date. INVESTORS AND SECURITY HOLDERS OF FSAC AND UHS HOLDCO ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the Prospectus/Proxy Statement and other documents containing important information about FSAC, UHS Holdco and Agiliti through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by FSAC can be obtained free of charge on FSAC’s website at http://www.thl.com/fsac or by directing a written request to Federal Street Acquisition Corp., 100 Federal Street, 35th Floor, Boston, MA 02110, (617) 227-1050.

Participants in the Solicitation

FSAC, UHS Holdco, Agiliti and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FSAC’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of FSAC’s directors and officers in the Prospectus/Proxy Statement.  Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FSAC’s shareholders in connection with the proposed business combination is set forth in the Prospectus/Proxy Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the Prospectus/Proxy Statement.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

1

Forward-looking Statements

Certain statements made herein include forward looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of management of FSAC or management of UHS Holdco and its subsidiaries, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to close the business combination and the ability to meet NASDAQ’s listing standards following the consummation of the transactions contemplated by the business combination.

None of FSAC, UHS or Agiliti undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 30, 2018

FEDERAL STREET ACQUISITION CORP.

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Chief Financial Officer

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Exhibit 99.1

FOR IMMEDIATE RELEASE

FEDERAL STREET ACQUISITION CORP. ADJOURNS SPECIAL

MEETING OF STOCKHOLDERS UNTIL NOVEMBER 14, 2018

BOSTON and MINNEAPOLIS — October 30, 2018 — Federal Street Acquisition Corp. (NASDAQ: FSACU, FSAC, FSACW) (“FSAC”), a special-purpose acquisition company sponsored by an affiliate of Thomas H. Lee Partners, L.P., and the holding company of Universal Hospital Services, Inc. (“UHS”), a leading, nationwide provider of healthcare technology management and service solutions and a portfolio company of Irving Place Capital Management, L.P., announced today that FSAC convened and then adjourned, without conducting any business, the special meeting of FSAC stockholders previously scheduled to be held on Tuesday, October 30, 2018, at 10:00 a.m. Eastern Time, until Wednesday, November 14, 2018, at 10:00 a.m. Eastern Time, at the Boston College Club, 100 Federal Street, 36th Floor, Boston, Massachusetts 02110.

The purpose of the adjournment is to allow FSAC more time to market the business combination between FSAC and UHS following recent volatility in the stock market.

Additional Information and Where to Find It

FSAC filed a definitive proxy statement/prospectus with the Securities and Exchange Commission (“SEC”) on October 10, 2018 for use at the special meeting of stockholders to approve the proposed business combination with UHS Holdco, Inc. The definitive proxy statement/prospectus forms part of a Registration Statement on Form S-4 with respect to the securities being issued by Agiliti, Inc. in the transaction (the “Prospectus/Proxy Statement”). The Registration Statement on Form S-4 was declared effective by the SEC on October 10, 2018. The Prospectus/Proxy Statement has been mailed to FSAC stockholders as of the record date. INVESTORS AND SECURITY HOLDERS OF FSAC AND UHS HOLDCO ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the Prospectus/Proxy Statement and other documents containing important information about FSAC, UHS Holdco and Agiliti, Inc. through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by FSAC can be obtained free of charge on FSAC’s website at http://www.thl.com/fsac or by directing a written request to Federal Street Acquisition Corp., 100 Federal Street, 35th Floor, Boston, MA 02110, (617) 227-1050.

Participants in the Solicitation

FSAC, UHS Holdco, Agiliti, Inc. and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FSAC’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of FSAC’s directors and officers in the Prospectus/Proxy Statement.  Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FSAC’s shareholders in connection with the proposed business combination is set forth in the Prospectus/Proxy Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the Prospectus/Proxy Statement.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Federal Street Acquisition Corp.

Federal Street Acquisition Corp. is a special purpose acquisition company sponsored by an affiliate of Thomas H. Lee Partners, L.P., formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination with one or more businesses.

About Universal Hospital Services, Inc.

Universal Hospital Services, Inc. is a leading nationwide provider of healthcare technology management and service solutions to the healthcare industry. UHS owns or manages more than 800,000 units of medical equipment for approximately 7,000 national, regional and local acute care hospitals and alternate site providers across the U.S. For nearly eight decades, UHS has delivered medical equipment management and service solutions that help clients reduce costs, increase operating efficiencies, improve caregiver satisfaction and support optimal patient outcomes. More information is available at www.uhs.com.

About Agiliti, Inc.

Upon closing, FSAC and UHS will combine under a new holding company to be named Agiliti, Inc., which will list its common stock and warrants on the Nasdaq Stock Market under the ticker symbols “AGTI” and “AGTIW,” respectively.  Agiliti, Inc. will build on a legacy of nearly 80 years of market leading healthcare technology and service solutions to the U.S. healthcare industry, serving approximately 7,000 national, regional and local acute care hospitals and alternate site providers across the country.

About Thomas H. Lee Partners, L.P.

Thomas H. Lee Partners, L.P.  (“THL”) is a premier private equity firm investing in middle market growth companies, headquartered in North America, exclusively in four industry sectors: Business & Financial Services, Consumer & Retail, Healthcare, and Media, Information Services & Technology. Using the firm’s deep domain expertise and the internal operating capabilities of its Strategic Resource Group, THL seeks to create deal sourcing advantages, and to accelerate growth and improve operations in its portfolio companies in partnership with management teams. Since its founding in 1974, THL has raised over $25 billion of equity capital, acquired over 140 portfolio companies and completed over 360 add-on acquisitions which collectively represent a combined enterprise value at the time of acquisition of over $200 billion.

About Irving Place Capital Management, L.P.

Since its founding in 1997, Irving Place Capital has invested in over 60 portfolio companies, primarily in the industrial, packaging, consumer and retail industries. The firm focuses on making control or entrepreneur-driven investments where it can apply its substantial operating and strategic resources and expertise to enhance value. Irving Place Capital has successfully executed a broad range of transactions, including buyouts, recapitalizations, build-ups, corporate divestitures, take-privates and distressed-to-control situations. More information about Irving Place Capital is available at www.irvingplacecapital.com.

Forward-looking Statements

This press release includes forward looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside FSAC’s or UHS’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to close the proposed business combination and the ability to meet NASDAQ’s listing standards following the consummation of the transactions contemplated by the proposed business combination.

None of FSAC, UHS or Agiliti undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

CONTACTS

UHS:

James Pekarek

Executive Vice President and Chief Financial Officer

(952) 607-3054

jbpekarek@uhs.com

Kate Kaiser

Vice President, Corporate Communication and Investor Relations

619-507-9135

kmkaiser@uhs.com

FSAC & THL:

Matt Benson/Robin Weinberg/Cameron Seligmann

Sard Verbinnen & Co.

(212) 687-8080

Irving Place Capital:

Brunswick Group

Alex Yankus / Christina Tilt

212-333-3810

IRVINGPLACECAPITAL@brunswickgroup.com